BofA Securities, Inc.

One Bryant Park

New York, New York 10036

As representative of the several underwriters

June 4, 2021

VIA EDGAR

Ms. Abby Adams, Mr. Christopher Edwards

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Re:	Summit Healthcare Acquisition Corp. (CIK No. 1839185)

Registration Statement on Form S-1 (File No. 333-255722)

Dear Mr. Kim:

We, as representative of the several underwriters, hereby join Summit Healthcare Acquisition Corp. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time on June 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis International LLP , may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that reasonable steps will be taken to secure adequate distribution of the preliminary prospectus dated June 3, 2021, and we expect to distribute over 500 electronic copies to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages to Follow]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: AUTHORIZED SIGNATORY

[Signature Page to Underwriters’ Acceleration Request]